REEF OIL & GAS PARTNERS, L.P.

1901 N. Central Expressway, Suite 300

Dallas, Texas 75080

September 4, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:                             Registration Statement on Form S-1 of Reef Oil & Gas Drilling and Income Fund, L.P., Registration No. 333-172846

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Reef Oil & Gas Partners, L.P., as the managing general partner of Reef Oil & Gas Drilling and Income Fund, L.P. (the “Registrant”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (Reg. No. 333-172846) to 4:00 p.m., Eastern time on Wednesday, September 4, 2013, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

REEF OIL & GAS PARTNERS, L.P.

By:	Reef Oil & Gas Partners, GP, LLC, its general partner

	By:	/s/ MICHAEL J. MAUCELI
Michael J. Mauceli
Manager